Exhibit 99.1

JBDI Holdings Limited

(an exempted company incorporated in the Cayman Islands with limited liability)

(NASDAQ: JBDI)

34 Gul Crescent,

Singapore 629538

September 29, 2026

Dear Shareholders:

You are cordially invited to attend the Extraordinary General Meeting of shareholders (the “EGM”) of JBDI Holdings Limited (the “Company”) to be held as a virtual-only meeting via live webcast online, on October 22, 2026 at 09:00 PM Singapore Time (October 22, 2026 at 09:00 AM U.S. Eastern Time).

At the EGM, shareholders will be asked to consider and vote upon four proposals relating to (i) the proposed increase in the Company’s authorised share capital, (ii) the proposed creation of a dual-class share structure consisting of Class A Ordinary Shares and Class B Ordinary Shares and the related capital restructuring of the Company’s authorised share capital, including the redesignation and reclassification of the Company’s existing Ordinary Shares as Class A Ordinary Shares, (iii) the adoption of the Second Amended and Restated Memorandum and Articles of Association (the “Second ARM&A”), and (iv) the proposed allotment and issue of 7,000,000 Class B Ordinary Shares to EUG INVESTMENT LIMITED (the “Controlling Shareholder”).

The matters to be acted upon at the EGM are set forth and described in the EGM Notice and Proxy Statement, which are attached hereto. We request that you read all of them carefully before voting.

We hope that you will attend the EGM. Whether or not you expect to attend the EGM, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible in accordance with the instructions printed on it, and in any event no later than 11:59 PM U.S. Eastern Time, on October 21, 2026, as permitted under the currently effective memorandum and articles of association. You may, of course, attend the EGM and vote even if you have signed and returned your Proxy Card to us and in such event, the Proxy Card shall be deemed to be revoked.

Sincerely,

/s/ Lim Chwee Poh
Lim Chwee Poh
Chair of the Board, Executive Director and Principal Executive Officer

JBDI Holdings Limited

(an exempted company incorporated in the Cayman Islands with limited liability)

(NASDAQ: JBDI)

34 Gul Crescent,

Singapore 629538

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of JBDI Holdings Limited (the “Company”) will be held as a virtual-only meeting via live webcast online, on October 22, 2026 at 09:00 PM Singapore Time (October 22, 2026 at 09:00 AM U.S. Eastern Time). To attend the virtual meeting, you will need to register in advance at https://meeting.vstocktransfer.com/JBDIOCT26. A Zoom account is required to register. Shareholders will NOT be able to attend the 2026 Extraordinary Meeting physically in person. This proxy statement includes instructions on how to access the virtual 2026 Extraordinary Meeting and how to listen and vote from home or any remote location with Internet connectivity.

The Notice of Extraordinary General Meeting of Shareholders, the Proxy Statement and the proxy card accompanying this letter will be first mailed to our shareholders on or about October 1, 2026.

The 2026 Extraordinary Meeting will have the following proposals for consideration and voting:

Proposal		Board Vote Recommendation

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
	With immediate effect, the authorised share capital of the Company be increased from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each (the “Increase in Authorised Capital”);	FOR

2.	RESOLVED AS A SPECIAL RESOLUTION THAT:

Subject to and immediately following the passing of Proposal 1, and subject to the passing of Proposal 3: (a) the Company’s share capital be divided into two classes of Ordinary Shares, being (i) Class A Ordinary Shares, each carrying one (1) vote per share, and (ii) Class B Ordinary Shares, each carrying one hundred (100) votes per share, with the rights, preferences, privileges, restrictions and other terms of such classes as set forth in the Second Amended and Restated Memorandum and Articles of Association (the “Second ARM&A”), including that the Class B Ordinary Shares shall not be entitled to dividends or distributions upon a winding up of the Company, and neither Class A Ordinary Shares nor Class B Ordinary Shares shall be convertible into the other class; (b) 4,490,106,238 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class A Ordinary Shares; (c) 500,000,000 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class B Ordinary Shares; (d) all existing 9,893,762 Ordinary Shares of the Company, comprising (i) 9,514,544 issued and outstanding Ordinary Shares held by shareholders and (ii) 379,218 Ordinary Shares held by the Company as treasury shares, be redesignated and reclassified as Class A Ordinary Shares on a one-for-one basis, with each Class A Ordinary Share carrying one (1) vote per share, and that such Class A Ordinary Shares continue to constitute the Company’s listed and traded class of Ordinary Shares on Nasdaq; and (e) as a result of the foregoing, the authorised share capital of the Company be changed from US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, consisting of (i) 4,500,000,000 Class A Ordinary Shares and (ii) 500,000,000 Class B Ordinary Shares;

FOR

3.	RESOLVED AS A SPECIAL RESOLUTION THAT:

The Second ARM&A in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the Company’s existing amended and restated memorandum and articles of association, with immediate effect and subject to the passing of Proposals 1 and 2; and

FOR

4.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
	Immediately following completion of the matters referred to in Proposals 1, 2 and 3 above, 7,000,000 Class B Ordinary Shares be allotted and issued to EUG INVESTMENT LIMITED (the “Controlling Shareholder”) for an aggregate consideration of US$7,000, credited as fully paid.	FOR

As of the date of this Notice of 2026 Extraordinary Meeting of Shareholders (the “Notice”), we have not received notice of any other matters that may be properly presented at the 2026 Extraordinary Meeting.

The Board has fixed the close of business on September 21, 2026 as the record date (the “Record Date”)  for determining the shareholders entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment or postponement thereof. Only holders of the Company’s Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the 2026 Extraordinary Meeting or any adjournment or postponement thereof.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE AND YOU APPOINT THE CHAIR OF THE 2026 EXTRAORDINARY MEETING AS YOUR PROXY, YOUR SHARES WILL BE VOTED “FOR” THE PROPOSALS LISTED ABOVE. IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF WHO YOU WISH TO APPOINT AS YOUR PROXY, THE CHAIR OF THE 2026 EXTRAORDINARY MEETING WILL BE APPOINTED AS YOUR PROXY.

We are providing this notice and the accompanying proxy card to our shareholders in connection with the solicitation of proxies to be voted at the 2026 Extraordinary Meeting and at any adjournments or postponements of the 2026 Extraordinary Meeting.

We cordially invite all holders of our Ordinary Shares to attend the 2026 Extraordinary Meeting. Holders of our Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the 2026 Extraordinary Meeting, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. Shareholders who execute proxies retain the right to revoke them at any time prior to the commencement of the 2026 Extraordinary Meeting, and may nevertheless vote electronically at the 2026 Extraordinary Meeting. Whether or not you plan to attend the 2026 Extraordinary Meeting, we urge you to read this notice carefully and to vote your shares. Your vote is very important. If you are a registered shareholder, please vote your shares as soon as possible by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the 2026 Extraordinary Meeting. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR the proposals to be considered at the 2026 Extraordinary Meeting.

I want to thank all of our shareholders as we look forward to what we believe will be an exciting future for our business.

By Order of the Board of Directors,

/s/ Lim Chwee Poh
Lim Chwee Poh
Chair of the Board, Executive Director and Principal Executive Officer

September 29, 2026

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN
THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

JBDI HOLDINGS LIMITED

34 Gul Crescent,

Singapore 629538

2026 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 22, 2026 AT 09:00 PM SINGAPORE TIME (OCTOBER 22, 2026 AT 09:00 AM U.S. EASTERN TIME)

PROXY STATEMENT

The Board of Directors of JBDI Holdings Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “2026 Extraordinary Meeting”) of the Company to be held as a virtual-only meeting via live webcast online at https://meeting.vstocktransfer.com/JBDIOCT26, on October 22, 2026 at 09:00 PM Singapore Time (October 22, 2026 at 09:00 AM U.S. Eastern Time). Only holders of the Ordinary Shares, par value US$0.001 per share (the “Ordinary Shares”), of the Company at the close of business on September 21, 2026 (the “Record Date”) are entitled to attend and vote at the 2026 Extraordinary Meeting or at any adjournment or postponement thereof. Shareholders will NOT be able to attend the 2026 Extraordinary Meeting physically in person. This proxy statement includes instructions on how to access the virtual 2026 Extraordinary Meeting and how to listen and vote from home or any remote location with Internet connectivity.

Any shareholder giving such a proxy has the power to revoke it in accordance with the Company’s memorandum and articles of association. Written notice of such revocation should be forwarded directly to the Chairman of the Board of Directors of the Company, at the above stated address, prior to the commencement of the 2026 Extraordinary Meeting. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying Proxy Form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Proxy Form will first be mailed or given to the Company’s shareholders is on or about October 1, 2026. Such Proxy Statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the Notice of our 2026 Extraordinary Meeting, this Proxy Statement and a proxy card to shareholders.

Your vote is important.

Registered Holders: Whether or not you expect to attend the 2026 Extraordinary Meeting virtually, it is important that your shares be represented and voted at the 2026 Extraordinary Meeting. Accordingly, after reading the Notice and accompanying proxy statement, please sign, date, and mail the enclosed proxy card in the envelope provided or vote by emailing to vote@vstocktransfer.com or over the Internet at https://www.vstocktransfer.com/proxy in accordance with the instructions on your proxy card. The proxy card must be received by no later than 11:59 p.m. ET on October 21, 2026 to be validly included in the tally of shares voted at the 2026 Extraordinary Meeting. Detailed proxy voting instructions are provided both in the proxy statement and on the proxy card. Shareholders who execute proxies retain the right to revoke them at any time prior to the commencement of the 2026 Extraordinary Meeting, and may nevertheless vote online at the 2026 Extraordinary Meeting.

Beneficial Holders (Street Name Holders): If you hold your shares in street name and wish to vote your shares at the 2026 Extraordinary Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a legal proxy appointing you to vote your shares.

QUESTIONS AND ANSWERS ABOUT

THE 2026 EXTRAORDINARY GENERAL MEETING, THE PROXY MATERIALS AND

VOTING YOUR SHARES

WHAT IS THE PURPOSE OF THIS DOCUMENT?

This document serves as the Company’s proxy statement, including a notice of the Extraordinary General Meeting (the “2026 Extraordinary Meeting”) of Shareholders (the “Notice”), which is being provided to Company shareholders of record at the close of business on September 21, 2026 (the “Record Date”) because the Company’s Board of Directors is convening the 2026 Extraordinary Meeting and soliciting shareholders’ proxies to vote at the 2026 Extraordinary Meeting on the proposals outlined in the Notice.

WHY AM I RECEIVING THESE MATERIALS?

We have sent you this proxy statement (the “Proxy Statement”), including the Notice and the enclosed proxy card and form of the Second ARM&A because the Board of Directors of the Company is soliciting your proxy to vote at the 2026 Extraordinary Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the 2026 Extraordinary Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If an issue properly comes before the 2026 Extraordinary Meeting for a vote that is not identified on the proxy card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about October 1, 2026 to all shareholders entitled to vote at the 2026 Extraordinary Meeting.

WHO CAN VOTE AT THE 2026 EXTRAORDINARY MEETING?

Shareholders of record at the close of business on September 21, 2026 the date established by the Board for determining the shareholders entitled to vote at our 2026 Extraordinary Meeting (the “Record Date”), are entitled to vote at the 2026 Extraordinary Meeting.

On the Record Date, 9,514,544 Ordinary Shares were issued and outstanding and 9,514,544 Shares were entitled to vote at the 2026 Extraordinary Meeting. All holders of Ordinary Shares will vote together as a single class on the proposals to be voted on at the 2026 Extraordinary Meeting.

On a vote by way of poll, each Company’s Ordinary Shares shall be entitled to one (1) vote on all matters subject to vote at the 2026 Extraordinary Meeting.

WHAT IS A PROXY?

Our Board is soliciting your vote at the 2026 Extraordinary Meeting. You may vote by proxy as explained in this Proxy Statement. A proxy is your formal legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

The card enables you to appoint Lim Chwee Poh, Chair of the Board of the Company, or the Chairperson of the meeting, as your proxy to represent you at the 2026 Extraordinary Meeting. By completing and returning the Proxy Card, you are authorising this representative to vote your shares at the 2026 Extraordinary Meeting in accordance with your instructions on the Proxy Card. Even if you plan to attend the 2026 Extraordinary Meeting virtually, it is strongly recommended to complete and return your Proxy Card before the date of the 2026 Extraordinary Meeting just in case your plans change. If a proposal properly comes up for vote at the 2026 Extraordinary Meeting that is not on the Proxy Card, the proxies will vote your shares, under your proxy, according to their best judgment. Delivery of a Proxy Card shall not preclude a shareholder from attending and voting at the meeting convened. A shareholder who wishes to attend and vote at the 2026 Extraordinary Meeting after having submitted a Proxy Card should follow the procedures described in this Proxy Statement for attending and voting at the virtual meeting.

WHAT PROPOSALS WILL BE VOTED ON AT THE 2026 EXTRAORDINARY MEETING?

The 2026 Extraordinary Meeting will have the following proposals for consideration and voting:

Proposal		Board Vote Recommendation

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
	With immediate effect, the authorised share capital of the Company be increased from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each (the “Increase in Authorised Capital”);	FOR

2.	RESOLVED AS A SPECIAL RESOLUTION THAT:
	Subject to and immediately following the passing of Proposal 1, and subject to the passing of Proposal 3: (a) the Company’s share capital be divided into two classes of Ordinary Shares, being (i) Class A Ordinary Shares, each carrying one (1) vote per share, and (ii) Class B Ordinary Shares, each carrying one hundred (100) votes per share, with the rights, preferences, privileges, restrictions and other terms of such classes as set forth in the Second Amended and Restated Memorandum and Articles of Association (the “Second ARM&A”), including that the Class B Ordinary Shares shall not be entitled to dividends or distributions upon a winding up of the Company, and neither Class A Ordinary Shares nor Class B Ordinary Shares shall be convertible into the other class; (b) 4,490,106,238 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class A Ordinary Shares; (c) 500,000,000 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class B Ordinary Shares; (d) all existing 9,893,762 Ordinary Shares of the Company, comprising (i) 9,514,544 issued and outstanding Ordinary Shares held by shareholders and (ii) 379,218 Ordinary Shares held by the Company as treasury shares, be redesignated and reclassified as Class A Ordinary Shares on a one-for-one basis, with each Class A Ordinary Share carrying one (1) vote per share, and that such Class A Ordinary Shares continue to constitute the Company’s listed and traded class of Ordinary Shares on Nasdaq; and (e) as a result of the foregoing, the authorised share capital of the Company be changed from US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, consisting of (i) 4,500,000,000 Class A Ordinary Shares and (ii) 500,000,000 Class B Ordinary Shares;	FOR

3.	RESOLVED AS A SPECIAL RESOLUTION THAT:

The Second ARM&A in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the Company’s existing amended and restated memorandum and articles of association, with immediate effect and subject to the passing of Proposals 1 and 2; and

FOR
4.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
	Immediately following completion of the matters referred to in Proposals 1, 2 and 3 above, 7,000,000 Class B Ordinary Shares be allotted and issued to EUG INVESTMENT LIMITED (the “Controlling Shareholder”) for an aggregate consideration of US$7,000, credited as fully paid.	FOR

The approval of each of the foregoing proposals shall be subject to the passing of the applicable resolution in accordance with the Company’s existing memorandum and articles of association and applicable law.

We may also transact such other business as may properly come before the 2026 Extraordinary Meeting.

HOW DOES THE BOARD RECOMMEND I VOTE?

Our Board unanimously recommends a vote “FOR” the Proposals.

WHAT HAPPENS IF ADDITIONAL MATTERS ARE PRESENTED AT THE 2026 EXTRAORDINARY MEETING?

If any other matters are properly presented for consideration at the 2026 Extraordinary Meeting, including, among other things, consideration of a motion to adjourn or postpone the 2026 Extraordinary Meeting to another time or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named as proxy holders will have discretion to vote on those matters in accordance with their best judgment, unless you direct them otherwise in your proxy instructions. We do not currently anticipate that any other matters will be raised at the 2026 Extraordinary Meeting.

WHAT CONSTITUTES A QUORUM?

Under the Company’s existing memorandum and articles of association, holders of Ordinary Shares representing not less than an aggregate of one-third (1/3) of all votes attaching to all issued and outstanding Ordinary Shares that carry the right to vote at the 2026 Extraordinary Meeting, present virtually or by proxy, shall constitute a quorum for all purpose.

If a quorum is not present within half an hour from the time appointed for the 2026 Extraordinary Meeting, the meeting shall stand adjourned in accordance with the Company’s existing memorandum and articles of association. At the adjourned meeting, if a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present and entitled to vote shall form a quorum.

WHAT IS THE DIFFERENCE BETWEEN BEING A “SHAREHOLDER OF RECORD” AND A “BENEFICIAL OWNER” HOLDING SHARES IN STREET NAME?

Shareholder of Record: You are a “shareholder of record” if your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC. The Proxy Materials are sent directly to a shareholder of record.

Beneficial Owner: If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in “street name” and your bank or other nominee is considered the shareholder of record. Your bank or other nominee forwarded the Proxy Materials to you. As the beneficial owner, you have the right to direct your bank or other nominee how to vote your shares by completing a voting instruction form. Because a beneficial owner is not the shareholder of record, you are invited to attend the 2026 Extraordinary Meeting, but you may not vote these shares virtually at the 2026 Extraordinary Meeting unless you obtain a “legal proxy” from the bank or other nominee that holds your shares, giving you the right to vote the shares at the 2026 Extraordinary Meeting, then send that Legal Proxy and a ballot indicating your votes to “vote@vstocktransfer.com” prior to the Meeting.

HOW DO I VOTE?

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered a shareholder of record. As a shareholder of record at the close of business on September 21, 2026, you can vote at the 2026 Extraordinary Meeting by following the link under the “Resources” tab during the Meeting or using one of the following methods:

●	By Internet — Vote online, come to the 2026 Extraordinary Meeting, please follow the instructions on the proxy card provided to you and use the control number on the proxy card as stated.

●	By Mail — Complete, sign and date the proxy card you received and return it in the prepaid envelope pursuant to its instructions. If the prepaid envelope is missing, please mail your completed proxy card to the Company’s stock transfer agent — VStock Transfer, LLC at 18 Lafayette Place, Woodmere, New York 11598. All mailed proxies must be received by the Company’s stock transfer agent, on or before 11:59 P.M. ET on October 21, 2026. If you do not indicate your voting preferences, your shares will be voted as recommended by the Board of Directors.

●	By Email — Complete, sign, date, and scan the proxy card you received and return it to the Company’s stock transfer agent — VStock Transfer, LLC — by e-mailing it to vote@vstocktransfer.com. All votes delivered by e-mail must be received by the Company’s stock transfer agent on or before 11:59 P.M. ET on October 21, 2026. If you do not indicate your voting preferences, your shares will be voted as recommended by the Board.

Sample Proxy Cards without identifying information and Control Numbers will not be accepted. If you vote via the internet or email, your electronic vote authorises the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet or email, do not return your proxy card.

If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), you will receive voting instructions from the institution holding your shares. The methods of voting will depend upon the institution’s voting processes. Please contact the institution holding your Ordinary Shares for more information.

IF I PLAN ON ATTENDING THE 2026 EXTRAORDINARY MEETING, SHOULD I RETURN MY PROXY CARD?

Whether or not you plan to attend the 2026 Extraordinary Meeting, after carefully reading and considering the information contained in this Proxy Statement, please complete and sign your Proxy Card. Then return the Proxy Card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the 2026 Extraordinary Meeting. Delivery of a Proxy Card shall not preclude a Shareholder from attending and voting at the meeting convened and in such event, the Proxy Card shall be deemed to be revoked.

WHAT DOES IT MEAN IF I RECEIVE MORE THAN ONE PROXY CARD?

It means that your Ordinary Shares are registered differently or you have multiple accounts. Please vote all of these shares separately to ensure all of the shares you hold are voted.

WHAT IF I DO NOT SPECIFY HOW MY SHARES ARE TO BE VOTED?

Shareholders of Record: If you are a shareholder of record and you properly submit your proxy but do not give voting instructions, the persons named as proxies will vote your shares as follows:

●	“FOR”

Proposal		Board Vote Recommendation

1.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
	With immediate effect, the authorised share capital of the Company be increased from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each (the “Increase in Authorised Capital”);	FOR

2.	RESOLVED AS A SPECIAL RESOLUTION THAT:
	Subject to and immediately following the passing of Proposal 1, and subject to the passing of Proposal 3: (a) the Company’s share capital be divided into two classes of Ordinary Shares, being (i) Class A Ordinary Shares, each carrying one (1) vote per share, and (ii) Class B Ordinary Shares, each carrying one hundred (100) votes per share, with the rights, preferences, privileges, restrictions and other terms of such classes as set forth in the Second Amended and Restated Memorandum and Articles of Association (the “Second ARM&A”), including that the Class B Ordinary Shares shall not be entitled to dividends or distributions upon a winding up of the Company, and neither Class A Ordinary Shares nor Class B Ordinary Shares shall be convertible into the other class; (b) 4,490,106,238 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class A Ordinary Shares; (c) 500,000,000 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class B Ordinary Shares; (d) all existing 9,893,762 Ordinary Shares of the Company, comprising (i) 9,514,544 issued and outstanding Ordinary Shares held by shareholders and (ii) 379,218 Ordinary Shares held by the Company as treasury shares, be redesignated and reclassified as Class A Ordinary Shares on a one-for-one basis, with each Class A Ordinary Share carrying one (1) vote per share, and that such Class A Ordinary Shares continue to constitute the Company’s listed and traded class of Ordinary Shares on Nasdaq; and (e) as a result of the foregoing, the authorised share capital of the Company be changed from US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, consisting of (i) 4,500,000,000 Class A Ordinary Shares and (ii) 500,000,000 Class B Ordinary Shares;	FOR

3.	RESOLVED AS A SPECIAL RESOLUTION THAT:

The Second ARM&A in the form produced to the meeting be adopted in its entirety and in substitution for and to the exclusion of the Company’s existing amended and restated memorandum and articles of association, with immediate effect and subject to the passing of Proposals 1 and 2; and

FOR
4.	RESOLVED AS AN ORDINARY RESOLUTION THAT:
	Immediately following completion of the matters referred to in Proposals 1, 2 and 3 above, 7,000,000 Class B Ordinary Shares be allotted and issued to EUG INVESTMENT LIMITED (the “Controlling Shareholder”) for an aggregate consideration of US$7,000, credited as fully paid.	FOR

Beneficial Owners: If you are a beneficial owner whose Ordinary Shares are held in “street name” (i.e. through a bank, broker or other nominee), your bank, broker or other nominee is the shareholder of record and will provide you with voting instructions. If you do not give voting instructions to your bank, broker or other nominee, your bank, broker or other nominee may exercise discretionary authority to vote on matters that the Nasdaq (“Nasdaq”) determines to be “routine.” Your bank, broker or other nominee is not allowed to vote your shares on “non-routine” matters, and this will result in a “broker non-vote” on that non-routine matter, but the shares will be counted for purposes of determining whether a quorum exists. However, we cannot be certain whether this will be treated as a routine matter since our Proxy Statement is prepared in compliance with the laws of Cayman Islands rather than the rules applicable to domestic U.S. reporting companies. We strongly encourage you to submit your voting instructions and exercise your right to vote as a shareholder. As the beneficial owner, you should follow the instructions provided by your bank, broker or other nominee to direct how your shares are to be voted. If you wish to attend and vote at the 2026 Extraordinary Meeting, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares authorising you to vote at the 2026 Extraordinary Meeting, and send that document with a completed voting document indicating your vote to vote@vstocktransfer.com prior to the Meeting taking place. If you do not provide voting instructions, your shares may not be voted at the 2026 Extraordinary Meeting.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

If you are a shareholder of record, you may revoke your proxy by providing written notice of revocation to the Company before the commencement of the 2026 Extraordinary Meeting, or by submitting a valid later-dated proxy in accordance with the procedures described in this Proxy Statement. Submitting an instrument appointing a proxy shall not preclude a shareholder from attending and voting at the 2026 Extraordinary Meeting virtually. A shareholder who wishes to attend and vote at the 2026 Extraordinary Meeting after submitting a proxy should follow the procedures described in this Proxy Statement for attending and voting at the virtual meeting.

If you are a beneficial owner whose Ordinary Shares are held through a bank, broker or other nominee, you will need to contact your bank, broker or other nominee regarding the procedures for changing or revoking your voting instructions.

For purposes of submitting your vote by using any one of the methods stated under the subheading “HOW DO I VOTE?” above, you may change your vote until 11:59 p.m. ET on October 21, 2026. After this deadline, unless you otherwise attend and vote at a general meeting of the Company, the last vote submitted will be the vote that is counted.

HOW WILL THE PROXIES BE SOLICITED AND WHO WILL BEAR THE COSTS?

We will pay the cost of soliciting proxies for the 2026 Extraordinary Meeting. Proxies may be solicited by our directors, executive officers, and employees, without additional compensation, in person or by mail, courier, telephone, email or facsimile. We may also make arrangements with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of shares held of record by such persons. We may reimburse such brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

WHO WILL COUNT THE VOTES AND HOW CAN I FIND THE VOTING RESULTS OF THE 2026 EXTRAORDINARY MEETING?

VStock Transfer, LLC will tabulate the votes. We plan to announce preliminary voting results at the 2026 Extraordinary Meeting, and we will report the final results in a Current Report on Form 6-K, which we will file with the SEC shortly after the 2026 Extraordinary Meeting.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL?

Proposals 1 and 4 must be passed by an Ordinary Resolution, which requires a simple majority (more than fifty per cent (50%)) of the votes cast by such Shareholders as, being entitled to do so, voting virtually or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with its existing articles of association.

Proposals 2 and 3 must be passed by a Special Resolution, which requires no less than two-thirds (approx. 66.7%) of the votes cast by such Shareholders as, being entitled to do so, voting virtually or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with its existing articles of association.

Proposal 2 is conditional upon the passing of Proposals 1 and 3, Proposal 3 is conditional upon the passing of Proposals 1 and 2, and Proposal 4 is conditional upon the passing of Proposals 1, 2 and 3.

Only votes cast by shareholders entitled to vote and voting on the relevant proposal are taken into account in determining whether the applicable voting threshold has been satisfied. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

WHAT ARE ABSTENTIONS AND BROKER NON-VOTES AND HOW WILL THEY BE TREATED?

An “abstention” occurs when a shareholder chooses to abstain or refrain from voting their shares on one or more matters presented for a vote. Abstentions are not counted as votes cast for purpose of determining whether a proposal has been approved, but Ordinary Shares represented by shareholders present virtually or by proxy will be counted for purpose of determining whether a quorum exists.

A “broker non-vote” occurs when a bank, broker or other nominee holding shares for a beneficial owner attends the 2026 Extraordinary Meeting virtually or by proxy but does not vote on a particular proposal because that holder does not have discretionary authority to vote on that particular item and has not received instructions from the beneficial owner.

Broker non-votes will have no effect on the outcome of any proposal.

WHERE CAN I FIND ADDITIONAL INFORMATION ABOUT THE COMPANY?

Our reports on 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our website at https://jbdiholdings.com. The contents of that website are not a part of this Proxy Statement.

IS MY VOTE KEPT CONFIDENTIAL?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

WHO CAN HELP ANSWER MY QUESTIONS?

You can contact the investor relations team of the Company at +65 6861 4150 or by sending a letter to the offices of the Company at 34 Gul Crescent, Singapore 629538 with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL 1

INCREASE IN AUTHORISED SHARE CAPITAL

Resolved that, with immediate effect, the authorised share capital of the Company be increased from US$500,000 divided into 500,000,000 shares of a nominal or par value of US$0.001 each to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each (the “Increase in Authorised Capital”).

Proposal 1 will be approved if the affirmative vote of a simple majority (more than fifty per cent (50%)) of the votes cast by the holders of the Company’s Ordinary Shares entitled to vote at the 2026 Extraordinary Meeting and voting virtually or by proxy is obtained, with such holders voting “FOR” the proposal. Abstentions and broker non-votes will not be counted as votes cast for purpose of determining whether Proposal 1 has been approved.

PROPOSAL 2

CREATION AND DESIGNATION OF CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES; CAPITAL RESTRUCTURING OF AUTHORISED SHARE CAPITAL

Resolved that, subject to and immediately following the passing of Proposal 1, and subject to the passing of Proposal 3: (a) the Company’s share capital be divided into two classes of Ordinary Shares, being (i) Class A Ordinary Shares, each carrying one (1) vote per share, and (ii) Class B Ordinary Shares, each carrying one hundred (100) votes per share, with the rights, preferences, privileges, restrictions and other terms of such classes as set forth in the Second Amended and Restated Memorandum and Articles of Association (the “Second ARM&A”), including that the Class B Ordinary Shares shall not be entitled to dividends or distributions upon a winding up of the Company, and neither Class A Ordinary Shares nor Class B Ordinary Shares shall be convertible into the other class; (b) 4,490,106,238 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class A Ordinary Shares; (c) 500,000,000 authorised but unissued Ordinary Shares of a nominal or par value of US$0.001 each in the share capital of the Company be redesignated as Class B Ordinary Shares; (d) all existing 9,893,762 Ordinary Shares of the Company, comprising (i) 9,514,544 issued and outstanding Ordinary Shares held by shareholders and (ii) 379,218 Ordinary Shares held by the Company as treasury shares, be redesignated and reclassified as Class A Ordinary Shares on a one-for-one basis, with each Class A Ordinary Share carrying one (1) vote per share, and that such Class A Ordinary Shares continue to constitute the Company’s listed and traded class of Ordinary Shares on Nasdaq; and (e) as a result of the foregoing, the authorised share capital of the Company be changed from US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, to US$5,000,000 divided into 5,000,000,000 shares of a nominal or par value of US$0.001 each, consisting of (i) 4,500,000,000 Class A Ordinary Shares and (ii) 500,000,000 Class B Ordinary Shares.

Proposal 2 will be approved if the affirmative vote of no less than two-thirds (approx. 66.7%) of the votes cast by the holders of the Company’s Ordinary Shares entitled to vote at the 2026 Extraordinary Meeting and voting virtually or by proxy is obtained, with such holders voting “FOR” the proposal. Notice specifying the intention to propose Proposal 2 as a special resolution has been duly given. Abstentions and broker non-votes will not be counted as votes cast for purpose of determining whether Proposal 2 has been approved.

PROPOSAL 3

AMENDMENT AND RESTATEMENT OF THE COMPANY’S CURRENT AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

We are proposing to amend and restate the Company’s existing amended and restated memorandum and articles of association to reflect the creation and designation of Class A Ordinary Shares and Class B Ordinary Shares and the related rights and voting rights by adoption of the Second Amended and Restated Memorandum and Articles of Association (the “Second ARM&A”) in the form attached as Annex A to this proxy statement.

Resolved that, the Second ARM&A in the form produced to the 2026 Extraordinary Meeting be adopted in its entirety and in substitution for and to the exclusion of the Company’s existing amended and restated memorandum and articles of association, with immediate effect and subject to the passing of Proposals 1 and 2 at the 2026 Extraordinary Meeting.

Proposal 3 will be approved if the affirmative vote of no less than two-thirds (approx. 66.7%) of the votes cast by the holders of the Company’s Ordinary Shares entitled to vote at the 2026 Extraordinary Meeting and voting virtually or by proxy is obtained, with such holders voting “FOR” the proposal. Notice specifying the intention to propose Proposal 3 as a special resolution has been duly given. Abstentions and broker non-votes will not be counted as votes cast for purpose of determining whether Proposal 3 has been approved.

PROPOSAL 4

ALLOTMENT AND ISSUE OF CLASS B ORDINARY SHARES

Resolved that, immediately following completion of the matters referred to in Proposals 1, 2 and 3 above, 7,000,000 Class B Ordinary Shares be allotted and issued to EUG INVESTMENT LIMITED (the “Controlling Shareholder”) for an aggregate consideration of US$7,000, credited as fully paid.

The allotment and issue serve to enhance the stability and continuity of the Company’s management and governance and to support the implementation of the Company’s long term strategy, and the Board has determined that the allotment and issue are in the best interests of the Company and fair to the Company.

Proposal 4 will be approved if the affirmative vote of a simple majority (more than fifty per cent (50%)) of the votes cast by the holders of the Company’s Ordinary Shares entitled to vote at the 2026 Extraordinary Meeting and voting virtually or by proxy is obtained, with such holders voting “FOR” the proposal. Abstentions and broker non-votes will not be counted as votes cast for purpose of determining whether Proposal 4 has been approved.

VOTE REQUIRED AND BOARD RECOMMENDATION

If a quorum is present, Proposals 1 and 4 must be passed by a simple majority (more than 50%) of the votes cast, while Proposals 2 and 3 must be passed by not less than two-thirds (approx. 66.7%) of the votes cast, in each case by Shareholders entitled to vote and voting virtually or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at the 2026 Extraordinary Meeting of the Company held in accordance with its existing articles of association.

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF EACH OF THE PROPOSALS

OTHER MATTERS

The Board is not aware of any other matters to be submitted to the 2026 Extraordinary Meeting. If any other matters properly come before the 2026 Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board may recommend.

By order of the Board of Directors

By:	/s/ Lim Chwee Poh
Name:	Lim Chwee Poh
Title:	Chair of the Board, Executive Director and Principal Executive Officer

September 29, 2026

ANNEX A

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

JBDI HOLDINGS LIMITED

(ADOPTED BY SPECIAL RESOLUTION PASSED ON [DATE])

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

JBDI HOLDINGS LIMITED

(Adopted by Special Resolution passed on [date])

1. The name of the Company is JBDI Holdings Limited (the “Company”).

2. The registered office of the Company will be situated at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands or at such other location as the Directors may from time to time determine.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (the “Companies Act”).

4. The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5. The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6. The liability of the shareholders of the Company is limited to the amount from time to time, if any, unpaid on the shares respectively held by them.

7. The authorised share capital of the Company is US$5,000,000 divided into 5,000,000,000 Ordinary Shares of par value of US$0.001 each, consisting of (i) 4,500,000,000 class A ordinary shares of a nominal or par value of US$0.001 each and (ii) 500,000,000 class B ordinary shares of a nominal or par value of US$0.001 each. Subject to the Companies Act and the Articles of Association, the Company shall have power to redeem or purchase any of its shares, and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8. The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9. Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

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ii

DIVIDENDS	22
ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION	23
CAPITALISATION OF RESERVES	24
SHARE PREMIUM ACCOUNT	25
NOTICES	25
INFORMATION	26
INDEMNITY	26
FINANCIAL YEAR	27
NON-RECOGNITION OF TRUSTS	27
WINDING UP	27
AMENDMENT OF ARTICLES OF ASSOCIATION	28
CLOSING OF REGISTER OR FIXING RECORD DATE	28
REGISTRATION BY WAY OF CONTINUATION	28
DISCLOSURE	28

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THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

JBDI HOLDINGS LIMITED

(Adopted by Special Resolution passed on [date])

TABLE A

The Regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1. In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“Affiliate” means in respect of a Person, any other Person that, directly or indirectly, through (1) one or more intermediaries, controls, is controlled by, or is under common control with, such Person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity;

“Articles” means these articles of association of the Company, as amended or substituted from time to time;

“Board” and “Board of Directors” and “Directors” means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairman” means the chairman of the Board of Directors;

“Class” or “Classes” means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Shares” means the class A ordinary shares of par value US$0.001 each in the share capital of the Company having the rights set out in these Articles;

“Class B Ordinary Shares” means the class B ordinary shares of par value US$0.001 each in the share capital of the Company having the rights set out in these Articles;

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“Commission” means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

“Companies Act” means the Companies Act (as amended) of the Cayman Islands;

“Company” means JBDI Holdings Limited, a Cayman Islands exempted company;

“Company’s Website” means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of Ordinary Shares, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange” means the stock exchange in the United States on which any Shares are listed for trading;

“Designated Stock Exchange Rules” means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

“electronic” has the meaning given to it in the Electronic Transactions Act (as amended) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication” means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than a majority of the vote of the Board;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Independent Director” means a Director who is an independent director as defined in the Designated Stock Exchange Rules or in Rule 10A-3 under the Exchange Act;

“Memorandum of Association” means the memorandum of association of the Company, as amended or substituted from time to time;

“Month” means calendar month;

“Office” means the registered office of the Company as required by the Companies Act;

“Officer” means the officers for the time being and from time to time of the Company;

“Ordinary Resolution” means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled by these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

“Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares;

“paid up” means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

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“Person” means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands;

“Register” means the register of Members of the Company required to be kept pursuant to the Companies Act;

“Seal” means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary” means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act” means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share” means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member” means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber;

“Share Premium Account” means the share premium account established in accordance with these Articles and the Companies Act;

“signed” means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

“Special Resolution” means a special resolution of the Company passed in accordance with the Companies Act being a resolution:

(a) passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Shares” means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled;

“United States” means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and

“year” means calendar year.

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2. In these Articles, save where the context requires otherwise:

(a) words importing the singular number shall include the plural number and vice versa;

(b) words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c) the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

(d) reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e) reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f) reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g) reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h) any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication; and

(i) any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act (as amended).

Sections 8 and 19 of the Electronic Transactions Act (as amended) shall not apply.

3. Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4. The business of the Company may be conducted as the Directors see fit.

5. The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6. The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7. The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Companies Act and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office.

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SHARES

8. Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(a) issue, allot or dispose of the same (whether in certificated form or non-certificated form, including fractions of a Share) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(b) grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(c) grant options with respect to such Shares and issue warrants, convertible securities or similar instruments with respect thereto; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9. The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by the Shareholders by Ordinary Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 13 the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(a) the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b) whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c) the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(d) whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e) whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

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(f) whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g) whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h) the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(i) the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(j) any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof; and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company is not obliged to issue, allot or dispose of shares if it is, in the opinion of the Directors, unlawful or impracticable. The Company shall not issue Shares to bearer.

10. Subject to Articles 12A to 12C, the rights and restrictions attaching to the Ordinary Shares are as follows:

(a) Income

Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b) Capital

Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company (other than on a conversion, redemption or purchase of shares, or an equity financing or series of financings that do not constitute the sale of all or substantially all of the shares of the Company).

(c) Attendance at General Meetings and Voting

Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company. Each Class A Ordinary Share shall be entitled to one (1) vote and each Class B Ordinary Share shall be entitled to one hundred (100) votes on all matters subject to vote at general meetings of the Company.

11. The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

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12. The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12A. Except as otherwise required by the Companies Act or Article 13, holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to one hundred (100) votes on all matters subject to vote at general meetings of the Company. Notwithstanding anything to the contrary in these Articles, holders of Class B Ordinary Shares are not entitled to any dividends or distributions of the Company’s assets in the event of a winding up of the Company.

12B. In no event shall (i) Class A Ordinary Shares be convertible into Class B Ordinary Shares or (ii) Class B Ordinary Shares be convertible into Class A Ordinary Shares.

12C. Save and except for the differences in rights as set out in Articles 12A and 12B, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

13. Whenever the capital of the Company is divided into different Classes (and as otherwise determined by the Directors) the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than a majority of the issued Shares of the relevant Class, or with the sanction of a special resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

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14. The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

CERTIFICATES

15. Every Person whose name is entered as a Member in the Register shall, without payment, be entitled to a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member’s registered address as appearing in the Register.

16. Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

17. Any two or more certificates representing Shares of any one Class held by any Member may at the Member’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

18. If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

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19. In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

20. The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

21. The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company’s lien on a Share extends to any amount payable in respect of it.

22. The Company may sell, in such manner as the Directors may determine, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

23. For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

24. The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

25. The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days’ clear notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

26. The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

27. If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

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28. The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

29. The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

30. The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction by Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the Member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

31. If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

32. The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

33. If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

34. A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

35. A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited. A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate, shall be conclusive evidence of the facts in the certificate as against all Persons claiming to be entitled to the Share.

36. The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

37. The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

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TRANSFER OF SHARES

38. The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may determine and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

39. (a) Subject to the terms of issue thereof, the Directors may determine to decline to register any transfer of Shares without assigning any reason therefor.

(b) The Directors may also decline to register any transfer of any Share unless:

(i) the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii) the instrument of transfer is in respect of only one Class of Shares;

(iii) the instrument of transfer is properly stamped, if required;

(iv) in the case of a transfer to joint holders, the number of joint holders to whom the Share is to be transferred does not exceed four; or

(v) a fee of such maximum sum as the Designated Stock Exchange may determine to be payable or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

40. The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register of Members closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year.

41. All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three months after the date on which the transfer was lodged with the Company send to each of the transferor and the transferee notice of the refusal.

TRANSMISSION OF SHARES

42. The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

43. Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

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44. A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

45. The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

46. The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine.

47. The Company may by Ordinary Resolution:

(a) consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b) subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived;

(c) convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(d) cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

48. The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

49. Subject to the Companies Act and these Articles, the Company may:

(a) issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as may be determined, before the issue of such Shares, by either the Board or by the Shareholders by Special Resolution;

(b) purchase its own Shares (including any redeemable Shares) on such terms and in such manner as have been approved by the Board or by the Members by Ordinary Resolution, or are otherwise authorised by these Articles;

(c) make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of its capital; and

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(d) accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

50. The holder of the Shares being purchased or redeemed shall be bound to deliver up to the Company the certificate(s) (if any) thereof. Any Share in respect of which notice of redemption has been given shall not be entitled to vote or participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

51. The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

52. The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie including without limitation, interests in a special purpose vehicle holding assets of the Company or holding entitlement to the proceeds of assets held by the Company or in a liquidation structure.

TREASURY SHARES

53. Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

54. No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company’s assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

55. The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a) the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b) a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a Treasury Share shall be treated as Treasury Shares.

56. Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

GENERAL MEETINGS

57. All general meetings other than annual general meetings shall be called extraordinary general meetings.

58. (a) The Company may, but shall not (unless required by the Companies Act) be obliged to hold a general meeting in each year as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

(b) At these meetings the report of the Directors (if any) shall be presented.

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59. (a) The Chairman or a majority of the Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b) A Members’ requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third of such of the paid-up capital of the Company as at that date of the deposit carries the right of voting at general meetings of the Company.

(c) The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of the Company, and may consist of several documents in like form each signed by one or more requisitionists.

(d) If the Directors do not within 21 days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 days.

(e) A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

60. At least fifteen (15) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting by all the Members (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than seventy five per cent (75%) in par value of the Shares giving that right.

61. The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

62. No business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such business has been given in the notice convening that meeting.

63. No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. The holders of Shares being not less than an aggregate of one-third of all votes attaching to all issued and outstanding Shares that carry the right to vote at such general meeting present in person or by proxy shall be a quorum for all purposes.

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64. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

65. If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

66. The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company.

67. If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting. The chairman of the general meeting may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

68. The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

69. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

70. A poll shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting.

71. In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

72. All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act.

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VOTES OF SHAREHOLDERS

73. Subject to any rights and restrictions for the time being attached to any Share, every Shareholder and every Person representing a Shareholder by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy) shall have one (1) vote for each Class A Ordinary Share of which he or the Person represented by proxy is the holder and one hundred (100) votes for each Class B Ordinary Share of which he or the Person represented by proxy is the holder.

74. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

75. A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

76. No Shareholder shall be entitled to vote at any general meeting of the Company unless he is registered as a Shareholder on the record date for such meeting or unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

77. Votes may be given either personally or by proxy.

78. Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy, and each such proxy is under no obligation to cast all his votes in the same way. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder. A Shareholder entitled to more than one vote need not use all his votes or cast all his votes in the same way.

79. An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked.

80. The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

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81. [Intentionally left blank.]

82. A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

83. Votes given in accordance with the terms of an instrument of proxy, which has been deposited in accordance with Article 80, shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

84. Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or at any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

CLEARING HOUSES

85. If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of Members of the Company provided that, if more than one person is so authorised, the authorisation shall specify the number and class of Shares in respect of which each such person is so authorised. A person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation.

DIRECTORS

86. Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than 2 and there shall be no maximum number of Directors, the exact number of Directors to be determined from time to time by the Board of Directors.

87. The Board of Directors shall have a Chairman elected and appointed by a majority of the Directors then in office. The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairman of the meeting.

88. The Company may by Ordinary Resolution appoint any Person to be a Director.

89. The Directors may by the affirmative vote of a simple majority of the Directors present and voting at a Board meeting, appoint any person to be a Director either to fill a vacancy on the Board or as an addition to the existing Board.

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90. An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Members or re-appointment by the Board. A Director shall hold office until the expiration of his or her term or his or her successor shall have been elected and qualified, or until his or her office is otherwise vacated.

91. A Director may be removed from office by an Ordinary Resolution of the Company, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

92. A vacancy on the Board created by the removal of a Director under Article 91 may be filled by Ordinary Resolution or by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting. The notice of any meeting at which a resolution to remove a Director shall be proposed or voted upon must contain a statement of the intention to remove that Director and such notice must be served on that Director not less than ten (10) calendar days before the meeting. Such Director is entitled to attend the meeting and be heard on the motion for his removal.

93. The Board may, from time to time, and except as required by applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

94. Subject to applicable law, Designated Stock Exchange Rules and the Articles, the Board may establish any committee of the Board as it deems appropriate from time to time, and committees of the Board shall have the rights, powers and privileges delegated to such committees by the Board from time to time.

95. A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to attend and speak at general meetings.

96. The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

97. The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR

98. Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director’s place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

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POWERS AND DUTIES OF DIRECTORS

99. Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

100. Subject to these Articles, the Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, chief executive officers, one or more other executive officers, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

101. The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

102. The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

103. The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an “Attorney” or “Authorised Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

104. The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

105. The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

106. The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

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107. Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

108. The Directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral, whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

109. The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

110. The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

111. Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

112. The office of Director shall be vacated, if the Director:

(a) becomes bankrupt or makes any arrangement or composition with his creditors;

(b) dies or is found to be or becomes of unsound mind;

(c) resigns his office by notice in writing to the Company;

(d) is prohibited by any applicable Law or Designated Stock Exchange Rules from being a Director;

(e) without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

(f) is removed from office pursuant to any other provision of these Articles.

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PROCEEDINGS OF DIRECTORS

113. The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes of the Directors present at a meeting. At any meeting of the Directors, each Director present in person or represented by his alternate shall be entitled to one vote. In case of an equality of votes the Chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

114. A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

115. The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

116. A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm or is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

117. A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

118. Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

119. The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a) all appointments of Officers made by the Directors;

(b) the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

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(c) all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

120. When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

121. A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

122. The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

123. The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, or if the Chairman is unable to or unwilling to act as the chairman, the Directors present may choose one of their number to be chairman of the meeting.

124. Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, or if the Chairman is unable to or unwilling to act as the chairman, the committee members present may choose one of their number to be chairman of the meeting.

125. A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

126. All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

127. A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

128. Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Companies Act and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

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129. Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

130. The Directors may determine, before recommending or declaring any dividend, to set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

131. Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

132. The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie and may determine the extent to which amounts may be withheld therefrom (including, without limitation, any taxes, fees, expenses or other liabilities for which a Shareholder (or the Company, as a result of any action or inaction of the Shareholder) is liable).

133. Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share.

134. If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

135. No dividend shall bear interest against the Company.

136. Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the Board of Directors and, if so forfeited, shall revert to the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

137. The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

138. The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

139. The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

140. The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

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141. The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

142. Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

143. Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

144. The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

145. Subject to the Companies Act and these Articles, the Directors may:

(a) resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b) appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i) paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii) paying up in full unissued Shares or debentures of a nominal amount equal to that sum, and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c) make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d) authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i) the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii) the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

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(e) generally do all acts and things required to give effect to any of the actions contemplated by this Article.

146. Notwithstanding any provisions in these Articles, the Directors may resolve to capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the Share Premium Account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up in full unissued Shares to be allotted and issued to:

(a) employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members;

(b) any trustee of any trust or administrator of any share incentive scheme or employee benefit scheme to whom shares are to be allotted and issued by the Company in connection with the operation of any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or Members; or

(c) any depositary of the Company for the purposes of the issue, allotment and delivery by the depositary of Shares to employees (including Directors) or service providers of the Company or its Affiliates upon exercise or vesting of any options or awards granted under any share incentive scheme or employee benefit scheme or other arrangement which relates to such persons that has been adopted or approved by the Directors or the Members.

SHARE PREMIUM ACCOUNT

147. The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

148. There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the determination of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

NOTICES

149. Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile or by placing it on the Company’s Website should the Directors deem it appropriate provided that the Company shall notify the Shareholders of the placement of such notice by any of the means set out above. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

150. Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

151. Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

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152. Any notice or other document, if served by:

(a) post, shall be deemed to have been served five days after the time when the letter containing the same is posted;

(b) facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c) recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d) electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail. In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

153. Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

154. Notice of every general meeting of the Company shall be given to:

(a) all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b) every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting. No other Person shall be entitled to receive notices of general meetings.

INFORMATION

155. No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

156. The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

157. Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles), Secretary, assistant Secretary, or other Officer (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

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158. No Indemnified Person shall be liable:

(a) for the acts, receipts, neglects, defaults or omissions of any other Director or Officer or agent of the Company; or

(b) for any loss on account of defect of title to any property of the Company; or

(c) on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d) for any loss incurred through any bank, broker or other similar Person; or

(e) for any loss occasioned by any negligence, default, breach of duty, breach of trust, error of judgement or oversight on such Indemnified Person’s part; or

(f) for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person’s office or in relation thereto; unless the same shall happen through such Indemnified Person’s own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction.

FINANCIAL YEAR

159. Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31 May in each year and shall begin on 1 June in each year.

NON-RECOGNITION OF TRUSTS

160. No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

161. If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

162. Subject to Articles 12A to 12C, if the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

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AMENDMENT OF ARTICLES OF ASSOCIATION

163. Subject to the Companies Act and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

164. For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 30 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

165. In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

166. If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

167. The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

168. The Directors, or any service providers (including the Officers, the Secretary and the registered office agent of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority or to any stock exchange on which securities of the Company may from time to time be listed any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.